UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2023

For the month of April 2023

Commission File No. 001-32500

TRX GOLD Corporation

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 403

Oakville, Ontario Canada L6J 6J3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Explanatory Note

TRX Gold Corp. (the “Company”) is furnishing this Form 6-K to provide its financial information for the six months ended February 28, 2023, and to incorporate such financial information into the Company’s registration statements referenced below.

Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Statement File numbers 333-248210; 333-250146; and 333-255526) and on Form S-8 (Registration Statement File number 333-234078) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Exhibits

The following exhibits are filed as part of this Form 6-K.

Exhibit No.	Document

99.1	Unaudited financial statements for the six months ended February 28, 2023
99.2	Management’s Discussion & Analysis for the six months ended February 28, 2023
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

By: /s/ Stephen Mullowney
Stephen Mullowney, Chief Executive Officer

Date: April 13, 2023

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